May 27, 2005


John R. Hinson
Raymond W. Cohen
CSQ Holding Company
3303 Monte Villa Parkway
Bothell, Washington 98021

Re:	CSQ Holding Company
      Registration Statement on Form S-4
      Filed May 2, 2005
		File No. 333-124514

Dear Messrs. Hinson and Cohen:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Summary - Page 1

1. With a view toward disclosure, please tell us whether shareholder approval of the transaction with Mr. Newton`s entities is required.
Also, please clarify in your summary whether the fairness opinions extend to the transaction with Mr. Newton`s entities. If there was no fairness opinion, fully describe in an appropriate section of your document how the boards determined that the transaction was fair.




We are proposing a merger between Quinton and Cardiac Science, page 2

Why are Quinton and Cardiac Science proposing the transaction?, page
2

2. Please balance your disclosures regarding the reasons why the boards of directors recommended the merger with a brief discussion under a separate heading of the principal risks, detriments, or challenges of the merger.

3. Revise to explain briefly the basis for your expectations regarding the potential strategic benefits. Also quantify these expectations where possible.


What will happen to Cardiac Science`s outstanding senior notes..., page 2

4. We note that certain Cardiac Science note and warrant holders have agreed to exchange their notes and warrants for $20 million and 2,843,915 shares of Newco common stock. Please advise us whether the exchange will comply with Rule 13e-4 and Regulation 14E.


What percentage of Newco, page 4

5. Please also show the ownership reflecting the assumption of all outstanding securities convertible or exercisable into equity.


Do persons involved in the transaction have interests that may conflict..., page 6

6. Quantify the value of each affiliate`s interest. For example, quantify the value of severance payments and accelerated options, the amount of additional compensation to be received under new employment terms, and the value of the securities held by Mr. Newton`s entities before the merger relative to what they are receiving in exchange. Also disclose the percentage of shares to be held by Mr. Newton`s entities.


Recent Market Prices, page 19

7. Please clarify what "pro forma equivalent per share value" is intended to demonstrate. Also, it is unclear why you do not provide a comparison of the value of a CSQ share relative to the value of the market price of the Quinton and Cardiac Science shares.


Recent Developments, page 20

8. Relocate this disclosure to a more prominent location in the questions and answers section of the document.

9. Please provide us with a copy of the consolidated class action complaint filed in the Chancery Court of Delaware, a copy of the complaint filed in the Chancery Court of Delaware that has not yet been consolidated, and a copy of the complaints filed in the Superior
Court of Orange County, California.


Risk Factors, page 21

10. To the extent material, please revise to add risk factor disclosure discussing the risks associated with:
* the restrictions on the ability of the parties to solicit alternative transactions
* the potential payment of the termination fee if the agreement is terminated under certain circumstances, and
* the lack of appraisal rights relating to the transaction.


The merger and related transactions, page 32

11. Based on currently available information, please quantify the amount of the limitations. Likewise, please quantify the amount of indebtedness income mentioned in the next risk factor.


The Quinton Special Meeting, page 36

12. We note your disclosure here and on page 38 that proxies may be used to vote to adjourn the Quinton special meeting and the Cardiac
Science special meeting in order to continue to solicit votes to approve the merger. Proxies instructing a vote against the merger should not be used to vote in favor of adjournment to solicit additional votes for the merger unless you include a separate box on each proxy card to allow stockholders to grant that authority expressly. You also should include a brief discussion of the authority that is being sought in the proxy statement/prospectus.


The Cardiac Science Special Meeting, page 38

Recommendation of the board of directors, page 39

13. Revise to indicate whether Mr. Newton voted to recommend the transaction to shareholders.


The Transaction, page 41

14. In an appropriate section of your document, please provide a table showing the beneficial ownership of your company after the transactions.


Background of the transaction and related agreements, page 41

15. We note your disclosure on pages 44 and 45 that both boards of directors considered alternative transactions. Please expand your disclosure with regard to the alternatives considered by identifying the alternatives and explaining why they were rejected in favor of the proposed transaction.




Quinton`s reasons for the transaction, page 49

16. Please expand your discussion of both Quinton and Cardiac
Science`s reasons for the merger to quantify the cited benefits and negative factors.


Opinion of Quinton`s financial advisor, page 54

17. Provide us with copies of the materials that SunTrust Robinson Humphrey and CIBC World Markets prepared in connection with their fairness opinions or otherwise provided to each board of directors in connection with this transaction, including, among other things, any
"board books," drafts of fairness opinions provided to the boards, and summaries of all oral presentations made to the boards. We may have additional comments after we review those materials.

18. Please revise to explain the criteria used to select the companies used in market analyses of selected publicly traded companies and the analyses of selected merger and acquisition transactions.

19. We note the statement at the bottom of page 55 that the analyses are not necessarily indicative of actual value. Please clarify this statement. If the analyses are not indicative of the value, please clarify how they can support a fairness determination. Likewise, we note the statement on page 65 that the financial advisor does not express an opinion on the valuation of Cardiac Science.

20. Please discuss how each analysis was used in the fairness determination. For example, to what was the implied equity value derived from the comparable companies analysis compared?

21. Clarify how each company`s financial advisors selected terminal value multiples and discount rates.




Information regarding SunTrust Robinson Humphrey, page 63

22. Please revise to disclose the fees that SunTrust will receive for its services in connection with the merger, and indicate the portion of those fees that is contingent upon completion of the merger.

23. Please quantify the amount of fees Quinton has paid to SunTrust during the past two years.


Opinion of Cardiac Science`s financial advisor, page 63

24. Please revise to explain the criteria used to select the "peer group" companies used in the selected companies analysis and combined company analysis.

25. Clarify how the financial advisor selected the range of multiples to use in its analyses.


Other Factors, page 68

26. Please summarize these analyses.


Miscellaneous, page 68

27. Please revise to disclose the fees that CIBC World Markets will receive for its services in connection with the merger, and indicate the portion of those fees that is contingent upon completion of the merger.

28. Please quantify the amount of fees Cardiac Science has paid to CIBC World Markets during the past two years.


Interests of Quinton directors, officers and affiliates in the transaction, page 69

29. Please revise the table on page 70 to indicate the dollar amount of the severance payments, the dollar value of the health and other benefits, and the dollar value of accrued unpaid salary and vacation time for each officer. Please revise page 71 with respect to the officers of Cardiac Science similarly.

30. Please revise to provide disclosure with respect to the material terms of employment of those officers and directors of both Quinton and Cardiac Science who will be employed at the combined company. Also disclose how those agreements differ from current employment arrangements.


Interests of Cardiac Science directors, officers and affiliates in the transaction, page 70

31. Please quantify the number of shares underlying options that will fully vest upon completion of the merger for each director and executive officer.


Material United States federal income tax considerations of the transaction, page 74

32. Your disclosure assumes that the transaction will constitute a reorganization or an exchange. This is a legal conclusion that underlies the ultimate opinion. Please revise to eliminate this assumption.

33. In it inappropriate to disclaim responsibility for the opinion and your disclosure. Please remove the statement that the disclosure
"is for general information only" which we view as an inappropriate disclaimer.

34. You must unequivocally disclose the material tax consequences. Disclosure of what the tax consequences "can be" (page 75) or are "expected" to be (page 5) is insufficient.



The Merger Agreement, page 78

35. Disclose the reasons for the structure of the merger. Your revised disclosure should make clear the advantages and disadvantages of merging the companies into separate subsidiaries of a new holding company and of merging one of the surviving companies into the parent.


Conditions, page 85

36. Please clarify whether the pending litigation is an event that permits a party to terminate the agreement.


Extension, waiver and amendment of the merger agreement, page 88

37. We note that certain conditions to the closing of the merger may be waived. Please disclose your intentions with respect to amending the proxy statement/prospectus and resoliciting proxies in the event that a material condition is waived.


38. Please disclose how you will notify stockholders of any waiver or amendment prior to the stockholder meeting.


Agreements related to the transaction, page 89

39. Please revise to explain the reasons why Cardiac Science entered into the note and warrant conversion agreement with entities affiliated with Ray E. Newton in connection with the merger. Indicate whether any noteholders other than those affiliated with Mr.
Newton were approached as potential parties to the agreement. Also clarify how the amount of the payment was calculated.

40. Please disclose the consideration that Mr. Newton`s affiliates provided for the notes and warrants. Also disclose the purpose of that issuance of those securities.


Unaudited Pro Forma Condensed Combined Consolidated Financial
Statements of Quinton and Cardiac Science, page 91

41. We see that upon consummation of the transaction the stockholders of Quinton will own approximately 48.7% of the outstanding stock of the merged entity while the share and note holders of Cardiac Science will own approximately 51.3% of the outstanding stock of the merged entity. However, "the transaction will be accounted for as an acquisition of Cardiac Science by Quinton under the purchase method of accounting." Please tell us supplementally how you determined that Quinton is the accounting acquirer. Specifically address the items in paragraph 17 of SFAS 141.

42. Please update the pro forma financial statements as required by
Rule 3-12 of Regulation S-X.


Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 93

43. Please expand to provide reconciliation between the disbursements described in Note (A) and the pro forma adjustment to cash totaling
$(21,250).

Pro Forma Adjustments, page 95
44. In a supplemental response, please describe the factors you considered in concluding that the trade name is an indefinite-lived asset. Refer to paragraph 11 to SFAS 142.


Comparison of rights of holders of Newco common stock..., page 100

Vacancies on the board of directors and removal of directors, page
102

45. We note your disclosure that certain provisions of Delaware law govern Cardiac Science shareholders` rights with respect to vacancies on the board and removal of directors. Please revise to describe these provisions of Delaware law. Also describe the provisions of Delaware law that govern amendments to the Cardiac Science certificate of incorporation.

46. Please provide us your analysis of whether the corporate governance changes should be unbundled.


Annex A
47. Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with omitted schedules may be included in the exhibit index to the registration statement.


Exhibit 5.1

48. Please tell us whether you intend to file the amended and restated certificate of incorporation before this registration statement is declared effective so you can file an opinion without the condition in paragraph (c). If not, please tell us how you believe the opinion satisfies your obligation under Regulation S-K
Item 601(b)(5).


Exhibit 8.1 (and Exhibit 8.2 as applicable)

49. The exhibit required by Regulation S-K Item 601(b)(8) must include an opinion of what the tax consequences of the transaction are. It is insufficient to file an exhibit that simply opines on the accuracy of your disclosure.

50. The exhibit required by Regulation S-K Item 601(b)(8) may not assume conclusions of law which are a necessary requirement of the ultimate opinion. Please file an opinion that does not include
(a)
assumptions regarding the due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof or (b) the assumptions in clause (iv) in the first full paragraph on page 2.

51. Given the statement that counsel does not undertake to advise of any subsequent changes of the facts stated or assumed in the opinion or of any new developments in the application or interpretation of the federal income tax laws, please be advised that you will need to file a new opinion prior to effectiveness of the registration statement.

52. Shareholders must be permitted to rely on the opinion required by
Regulation S-K Item 601(b)(8). Please file an opinion that does not imply the contrary, like the penultimate paragraph in this exhibit currently does.


Exhibit 8.2

53. As noted above, please file an opinion that does not include
(a)
assumptions regarding the due execution and delivery of documents and
(b) the legal conclusions in the paragraph numbered 4. Likewise, the opinion you file should clarify whether the third paragraph and the penultimate paragraph mean that counsel relied on others for legal conclusions.


Exhibit 99.1

54. Please reconcile the date of the opinion mentioned in this exhibit with the date of the letter included as attachment B to the proxy statement.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Lynn Dicker at (202) 551-3616 or Gary Todd,
Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters.
Please contact Mary Beth Breslin at (202) 551-3625 or me at (202)
551-3617 with any other questions.


Sincerely,



								Russell Mancuso
      	Branch Chief

cc (via fax):	Stewart Landefeld, Esq.
		Eric DeJong, Esq.
		Michael Matysik
		Roderick de Greef
		Shivbir S. Grewel, Esq.


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John R. Hinson
Raymond W. Cohen
CSQ Holding Company
May 27, 2005
Page 13